ANNUAL REPORT ON FORM C-AR
Firepoint Energy, Inc.

This annual report on Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR" or "Annual Report") is being furnished by Firepoint Energy, Inc., a Wyoming corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

The Company has previously conducted an offering pursuant to Regulation Crowdfunding (17 C.F.R. § 227), under which it raised capital through the issuance of Simple Agreements for Future Equity ("SAFEs"). In addition, the Company has raised capital through private offerings conducted pursuant to Regulation D under the Securities Act of 1933, as amended (the "Securities Act"), including through the issuance of convertible promissory notes. This Annual Report relates to the Company's fiscal year ended December 31, 2025 and is being provided in accordance with the ongoing reporting requirements of Regulation Crowdfunding.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://firepoint.energy no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is October 5, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking

statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

Summary

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Firepoint Energy, Inc. is a Wyoming C corporation. The Company is a U.S.-based clean technology and resource recovery company focused on the development and deployment of integrated technologies that convert waste coal, coal refuse, and related materials into valuable energy and mineral resources, while remediating the environmental liabilities associated with abandoned coal mine lands. The Company is headquartered in Saltsburg, Pennsylvania, with its primary development activities at the Tunnelton pilot site on the Conemaugh River.

The Company is located at: 671 Hogue Drive, Saltsburg, PA 15681

The Company website is: https://firepoint.energy

The information available on or through our website is not a part of this Form C-AR.

Risk Factors

Risks Related to Our Business and Stage of Development

We are a development-stage company with no significant revenues and a limited operating history.
The Company was incorporated in January 2024 and has not commenced full commercial operations. We have generated only limited revenue and have a limited operating history upon which investors may evaluate our prospects. Our proposed operations are subject to all of the business risks associated with new enterprises.

We may never achieve commercial operations.
Our ability to generate revenue depends on the successful permitting, construction, installation, and operation of our processing systems. There can be no assurance that we will complete these steps or transition to commercial operations.

We may never achieve profitability or positive cash flow.
Our ability to generate sustainable revenue depends on numerous factors, including capital costs, permitting timelines, operating efficiency, commodity pricing, and market demand. There is no assurance our operations will become economically viable.

Our financial projections may not prove accurate.
Any projections regarding future revenues, costs, or operational performance are inherently uncertain and based on assumptions that may prove incorrect.

Capital and Financing Risks

We will require significant additional capital, which may not be available.
Substantial funding will be required to support engineering, permitting, construction, and operations. Capital may not be available on acceptable terms, or at all. As described under "Going Concern" below, substantial doubt exists about our ability to continue as a going concern.

Future financings may dilute existing investors.
The Company may issue additional equity or convertible securities in the future, which could result in dilution to existing shareholders.

We may not be able to secure government grants, loans, or incentives.
Government funding programs are competitive and subject to compliance requirements. Failure to obtain or maintain such funding could adversely impact our development plans.

Technology and Operational Risks

Our technology has not been deployed at commercial scale.
We intend to utilize gasification, mineral recovery, and synthetic fuel production technologies that have not yet been proven at scale by the Company.

Our systems may not perform as expected.
Operational performance, including fuel yields, mineral recovery rates, and system reliability, may differ from expectations, which could materially impact revenues.

Our operations involve significant industrial and environmental risks.
These include equipment failures, fires, explosions, chemical releases, environmental contamination, and worker safety incidents. Such events could result in regulatory action, financial loss, or operational shutdown.

We rely on third-party contractors and equipment providers.
Delays, cost overruns, or failures by engineering firms, vendors, or contractors could adversely affect project development.

Supply chain disruptions could delay operations.
Specialized equipment may have long lead times or be subject to shortages, increasing costs and delaying development.

Feedstock, Site, and Resource Risks

Our business depends on access to waste coal and related feedstocks.
We currently rely on limited project sites, and additional feedstock sources may be difficult to secure or subject to competing uses.

Feedstock characteristics may impact performance.
Variability in material composition may affect processing efficiency, mineral recovery, and overall project economics.

We may be unable to secure sufficient input materials.
For example, third parties such as natural gas operators may be unwilling to supply brine or other materials required for certain processes.

Site conditions and weather may disrupt operations.
Environmental conditions, land constraints, or natural events may delay development or reduce operational efficiency.

Regulatory, Permitting, and Environmental Risks

We may not obtain or maintain required permits.
Our operations require approvals from federal, state, and local agencies, including the Pennsylvania Department of Environmental Protection ("DEP") and the U.S. Environmental Protection Agency ("EPA"). Failure to obtain or maintain these permits could delay or prevent operations.

Permitting delays could significantly impact timelines.
Regulatory reviews, public opposition, or administrative delays may materially affect project development.

We are subject to extensive environmental regulations.
Compliance with environmental laws may require significant expenditures and operational constraints. Violations could result in fines or shutdowns.

Changes in regulatory frameworks may adversely affect our business.
Evolving policies related to energy, emissions, or mineral recovery could impact our operations or financial performance.

Market, Commodity, and Competitive Risks

Commodity prices are volatile.
Prices for fuels, minerals, and energy products fluctuate based on global market conditions and may impact profitability.

We operate in a highly competitive and evolving industry.
We face competition from companies in energy, mining, waste processing, and alternative fuels, many of which have greater financial, technical, and human resources than we have.

Alternative technologies may reduce demand for our solutions.
Competing technologies or innovations may limit adoption of our processes.

Global market dynamics may impact our business.
Foreign competitors, trade policies, and geopolitical factors may affect pricing and supply chains.

Partnership, Customer, and Commercialization Risks

We depend on securing customers and offtake agreements.
Failure to establish agreements for the sale of products may prevent commercialization.

We may not be able to establish strategic partnerships.
Our business model relies on collaboration with third parties, including processors, utilities, and commercial partners.

Market adoption may be slower than anticipated.
Customers may delay or decline adoption of our technologies or products.

Construction and Development Risks

Our projects are capital intensive and complex.

Construction of industrial facilities involves risks including delays, cost overruns, and technical challenges.

Actual costs may exceed estimates.
Unforeseen conditions, inflation, or contractor issues may increase project costs.

Infrastructure limitations may affect operations.
Access to utilities, transportation, or other infrastructure may delay or limit development.

Management and Personnel Risks

The Company's success depends on the experience and skill of its directors, executive officers, and key personnel.
The loss of key personnel could materially impact our ability to execute our business plan. The Company is particularly dependent on Bill Smith, its Chief Executive Officer and Chairman.

Some members of management serve in part-time roles.
Certain officers, including Ian Douglass and Jessica Vlaco, are not full-time, which may impact the pace of development.

We may be unable to attract and retain qualified personnel.
Competition for skilled employees may limit our ability to grow.

Risks Related to Securities and Investment

Investors may lose their entire investment.
An investment in the Company is speculative and involves a high degree of risk.

Our securities are illiquid.
There is no established public market for our securities, and one may never develop.

Certain of our prior securities (including SAFEs) have limited rights.
These instruments may not provide ownership, voting rights, or rights to assets, and may never convert into equity.

A liquidity event may never occur.
Investors may be unable to realize a return on their investment. While the Company has pursued a reverse merger transaction intended to provide a path to liquidity, there is no assurance that the transaction will be completed, that a public trading market will develop, or that any post-transaction market value will be realized.

There are risks related to certain corporate actions.
Events such as corporate reorganization, merger, acquisition, asset-based borrowing, additional issuances of securities, and share repurchases may disproportionately affect minority shareholders. The effects may include, but may not be limited to, the dilution of the value of shares and the loss of the holder's voting rights, if any were available.

General Economic and External Risks

Macroeconomic conditions may adversely affect our business.
Economic downturns, inflation, and interest rates may impact our ability to raise capital and operate.

Geopolitical events may disrupt markets.
Global instability may affect supply chains, pricing, and development timelines.

Natural disasters and force majeure events may disrupt operations.

Weather events or other unforeseen circumstances may delay or prevent operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by management. It is not possible to foresee all risks that may affect us. Each prospective purchaser is encouraged to carefully analyze the risks and merits of an investment in the securities and should take into consideration, among other things, the risk factors discussed above.

Business

Firepoint Energy, Inc. is an emerging energy and resource recovery company focused on the development and deployment of technologies that convert waste coal, coal refuse, and related materials into valuable products, including energy, synthetic fuels, and critical minerals. The Company's core strategy is to process legacy waste coal and associated byproducts through advanced thermal conversion and extraction processes to produce synthetic fuels, including SAF; recoverable rare earth elements and other critical minerals; industrial byproducts with commercial value; and potential power generation for homes, industry, and data center applications. Firepoint's operations are designed to address the environmental liabilities associated with abandoned coal mine lands, including acid mine drainage ("AMD"), while creating economically viable resource streams.

Business Model

The Company intends to generate revenue through multiple complementary channels, including:

- Processing and tipping fees for accepting natural gas brine water;
- Sale of extracted minerals, including rare earth elements and other critical materials;
- Production and sale of synthetic fuels, including sustainable aviation fuel; and
- Potential energy generation and infrastructure applications, including partnerships related to data centers and power utilization.

This diversified model is intended to reduce reliance on any single revenue stream while aligning with increasing demand for domestic energy production and critical mineral supply chains.

Business Plan and Operations

Firepoint is currently focused on the development of its initial project site — the Tunnelton site — located in Saltsburg, Pennsylvania, where it is advancing site preparation, permitting, and pilot operations. The 100-acre pilot site sits on a 250-acre parcel on the Conemaugh River that was formerly operated as Tunnelton Liquids Company until 2012. The site contains an estimated four million tons of waste coal with a heat content ranging from approximately 3,000 to 12,000 BTU.

The processes planned at Tunnelton include: (i) the transformation of waste coal into syngas for jet fuel and power production; (ii) the processing of natural gas brine water for the extraction of lithium and salt; and (iii) the extraction of rare earth elements and critical minerals from the waste coal and the ores bound in the coal refuse. The Company is working with academic and governmental partners, including research institutions, to validate extraction processes and optimize the recovery of rare earth elements and other materials from waste coal and associated water streams.

During 2025, the Company achieved a number of development milestones, including entering into an agreement to become an official industry partner of Penn State University; entering into a non-disclosure agreement with a data center developer; entering into a letter of intent relating to a 10-million-ton waste coal site in the vicinity of Wilkes-

Barre, Pennsylvania; cleaning out the clarifier tank and preparing to clean out an 8-million-gallon retention pond; signing a contract with engineers to design the water system; completing construction of a water treatment lab; and filing the paperwork and securing representation to initiate the reverse merger with XcelPlus International Inc.

Future development plans include scaling processing capacity through modular facility expansion; replicating the business model at additional waste coal and industrial sites across the Appalachian region; advancing commercialization of synthetic fuel production; and expanding mineral recovery capabilities. The Company has identified additional candidate sites in Pennsylvania, including sites in the vicinity of Luzerne, Armstrong, Jefferson, and Westmoreland Counties.

Business Objectives

The Company is committed to the following objectives:

A. To remediate legacy waste coal sites and reduce the environmental impacts associated with abandoned mine lands.

B. To develop commercially viable processes for the recovery of rare earth elements and critical minerals from domestic sources.

C. To produce lower-emission synthetic fuels, including sustainable aviation fuel, to support energy transition initiatives.

D. To establish scalable and repeatable project infrastructure across multiple sites.

E. To generate long-term value for investors through diversified revenue streams and strategic partnerships.

History of the Business

Firepoint Energy, Inc. was incorporated under the laws of the State of Wyoming on January 31, 2024. The Company has financed its development to date primarily through the issuance of convertible promissory notes and a Regulation Crowdfunding offering of SAFEs conducted on Wefunder. In February 2025, the Company acquired a controlling interest in XcelPlus International Inc. (OTC Markets ticker: XLPI), a publicly traded entity, as further described under “Potential Path to Liquidity” below. In November 2025, the Company filed the paperwork to begin a reverse merger with XcelPlus International Inc., through which Firepoint is intended to become the operating company following the transaction.

Potential Path to Liquidity

Firepoint has initiated the process of becoming a public company through a reverse merger with XcelPlus International Inc. The Company acquired a controlling interest in XcelPlus — a publicly traded entity — in early 2025, and filed the paperwork to begin the reverse merger in November 2025. The reverse merger process is intended to result in Firepoint becoming the operating company following the transaction. In December 2025, the Company announced that XcelPlus International would be renamed Firepoint Energy Inc. On or about April 7, 2026, the Financial Industry Regulatory Authority (“FINRA”) approved the corporate name change, a reverse stock split, and a new trading symbol for the public entity. As of the date of this Form C-AR, however, the share exchange between the Company and the public entity has not yet been completed, and the reverse merger remains in process. The completion date of the reverse merger is not yet determined, and there can be no assurance that the transaction will be completed or of any post-transaction market value. This path is intended to provide future liquidity for investors. This disclosure contains forward-looking statements, and actual results may differ materially due to risks and uncertainties.

Competition

Firepoint operates in highly competitive and evolving markets, including the markets for sustainable aviation fuel, rare earth elements and critical minerals, lithium, and clean power. The Company faces competition from companies in the energy, mining, waste processing, and alternative fuels sectors, many of which have significantly greater financial, technical, and human resources than the Company. Notwithstanding this competition, management believes that the addressable markets for SAF, rare earth elements, and lithium are large and underserved, and that the Company's integrated approach of recovering multiple value streams from a single waste coal feedstock — while simultaneously remediating environmental liabilities — differentiates it from many competitors.

Intellectual Property

The Company relies on a combination of trade secrets, know-how, and proprietary processes relating to its gasification, mineral recovery, and water treatment operations. The Company also relies on nondisclosure and other agreements with employees, consultants, and other parties to protect its proprietary rights. There can be no assurance that these measures will adequately protect the Company's proprietary rights or that others will not independently develop equivalent technology.

Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of the date of this Annual Report on Form C-AR, the Company was not aware of any pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Directors, Officers and Employees

Directors and Officers

The directors and officers of the Company as of the date of this Form C-AR are set forth below.

Name	Position	Age	Term of Office
Bill Smith	Chief Executive Officer, Chairman & Director	65	January 2024 – Present
Dale Rasmussen	Director	76	January 2024 – Present
Robert Beatty	Director	69	January 2024 – Present
Ian Douglass	Chief Communications Officer	46	November 2024 – Present
Jessica Vlaco	Chief Financial Officer	62	February 2025 – Present

Bill Smith — Chief Executive Officer, Chairman & Director

Mr. Smith has decades of experience founding, building, and leading companies across multiple industries, including more than 20 years in the alternative energy sector. He has taken several companies public and has extensive experience with energy technologies, including hydrogen, gas-to-liquids (GTL), ethanol, and related systems. In recent years, Mr. Smith has focused on the development of plasma gasification technology capable of converting carbon-based waste streams into clean syngas. In 2024, he directed these efforts toward the processing

of waste coal in Pennsylvania, with the objective of producing clean-burning fuels, rare earth elements, and critical minerals. He has identified numerous potential project sites and is currently overseeing the development of Firepoint Energy's pilot facility in Saltsburg, Pennsylvania. His background includes frequent interactions with government agencies at the state and federal levels, including the EPA.

Jessica Vlaco — Chief Financial Officer

Ms. Vlaco has more than 25 years of experience in finance and accounting, serving in senior roles across a range of industries, including banking, investment, real estate, entertainment, and non-profits. She has provided advisory and consulting services to companies ranging from early-stage startups and nonprofit organizations to large publicly traded corporations. Her experience includes financial reporting, strategic planning, human resources, risk management, GAAP accounting and consolidations, and support of capital markets transactions and SEC filings. Ms. Vlaco holds a Bachelor of Science degree in Business-Accounting from California State University, Long Beach.

Ian Douglass — Chief Communications Officer

Mr. Douglass has served as Chief Communications Officer of Firepoint Energy since 2024. He previously served as Lead Communications Consultant at Darkstream LLC from 2014 to 2024 and was Communications Director for XcelPlus International in 2021. His career also includes roles as an NBC News reporter and leadership in the Michigan House of Representatives. Mr. Douglass has extensive experience in corporate communications, media strategy, and investor-facing messaging. He holds a B.A. in Communications and Media from the University of Michigan, an M.S. in Editorial Journalism from Northwestern University, and an M.B.A. from the Quantic School of Business and Technology.

Dale Rasmussen — Director

Mr. Rasmussen has over 30 years of experience in the energy, alternative energy, and financial sectors, including commercial and investment banking. He was a founding member of the Board of Directors of Fisker Automotive and served as Chairman from 2007 to 2010. During that time, the company received a $528.7 million loan from the U.S. Department of Energy to support the development of plug-in hybrid vehicles. He also served as Chairman of Quantum Fuel Systems Technologies Worldwide. Earlier in his career, Mr. Rasmussen held senior leadership roles at IMPCO Technologies, where he focused on mergers and acquisitions, strategic planning, and investor relations. Over the course of his career, Mr. Rasmussen has served on the boards of more than a dozen public and private companies and has played a key role in raising over $1 billion in equity capital. Several companies he co-founded achieved market capitalizations exceeding $500 million. He holds a degree from Western Washington University and is a graduate of the Pacific Coast Banking School at the University of Washington.

Robert Beatty — Director

Mr. Beatty has over 40 years of experience in the natural gas and compression industries. He served as President of O'Ring & Associates, Inc. for 20 years and later founded O'Ring CNG Fuel Systems, L.P. in 2008, where he served as Chief Executive Officer. Following a merger with Insightfuel in 2017, he continued in a leadership role within a combined platform integrating companies across the alternative fuels, manufacturing, and construction sectors. Mr. Beatty has overseen major construction projects, operational optimization, product development, and technology innovation within the energy industry. He is also active in government affairs and industry advocacy, serves in a leadership position with the Pittsburgh Region Clean Cities, and is a board member of the Pennsylvania Independent Oil and Gas Association (PIOGA). He holds certifications from the Natural Gas Vehicle Institute of America and has extensive technical expertise in compressed gas systems.

Legal Proceedings

To the best of our knowledge, none of our management team (including our officers, directors, and significant employees), during the past five years, has been involved in any legal proceeding of the type required to be disclosed under applicable Commission rules, or been subject to a disqualifying event under Rule 503 of Regulation Crowdfunding.

Compensation of Executive Officers and Directors

For the fiscal year ended December 31, 2025, the Company's three highest-paid executive officers were compensated in the aggregate amount of $280,695 in cash and other compensation, as shown in the table below.

Name	Capacity in which compensation was received	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Bill Smith	Chief Executive Officer	159,000	—	159,000
Shelly Befumo	(former) Chief Operating Officer	61,695	—	61,695
Ian Douglass	Chief Communications Officer	60,000	—	60,000

The issuer currently has three persons acting in the role of director. The aggregate annual compensation of our directors as a group for the fiscal year ended December 31, 2025 was $159,000.

Employees

As of the date of this Form C-AR, the Company has 11 employees.

Indemnification

Indemnification is authorized by the Company to directors, officers, or controlling persons acting in their professional capacity pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines, and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits, or proceedings involving such person, except in certain circumstances where a person is adjudged to be liable for gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Capitalization and Ownership

Offerings and Financing Activity

The Company has financed its operations to date primarily through the issuance of convertible promissory notes and a Regulation Crowdfunding offering of SAFEs. During the years ended December 31, 2025 and 2024, the Company issued convertible promissory notes totaling $1,520,000 and $114,750, respectively. The notes accrue interest at 12% per year, have maturities of 36 months, and provide for interest to be capitalized to principal on a quarterly basis. For the year ended December 31, 2025, the Company completed a crowdfunding raise on Wefunder through the issuance of convertible SAFE agreements, with gross proceeds of $1,122,230 and proceeds, net of offering costs of $77,434, amounting to $1,044,796. Because of certain liquidation provisions in the SAFE agreements, the Company classified the SAFE agreements as liabilities and recorded them at fair value on the balance sheet. During the years ended December 31, 2025 and 2024, the Company also issued 17,162,526 and 67,000,000 shares of common stock, respectively, for aggregate consideration of $129,406 and $44,859, respectively; of the 2025 amount, $127,690 represented equipment received in exchange for shares.

Convertible Instruments

As of December 31, 2025, the Company had outstanding convertible promissory notes and SAFEs. The convertible promissory notes represent debt obligations of the Company that may convert into equity securities upon the occurrence of certain events, including a qualified financing or other liquidity event, subject to the terms of the applicable agreements. The SAFEs represent contractual rights to receive equity securities of the Company upon the occurrence of specified future events, including equity financings or liquidity events. SAFEs do not represent current ownership of equity, do not carry voting rights, and may never convert into equity. As of December 31, 2025, the Company had approximately $1,721,439 in outstanding convertible promissory notes (inclusive of capitalized interest) and SAFE liabilities recorded at a fair value of $1,053,947. The SAFEs were issued in two series, with post-money valuation caps of $45,000,000 and $50,000,000, respectively, each with a 20% discount to the price per share in a qualifying equity financing. Holders of SAFEs are not entitled to vote and have no anti-dilution rights.

Classes of Stock

The following table sets forth the Company's outstanding securities as of December 31, 2025.

Class of Security	Authorized	Outstanding	Voting Rights	Other Rights
Common Stock	100,000,000	84,162,526	Yes	None

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants	None
Options	None
Other Rights	None

Holders of common stock are entitled to vote on each matter submitted to a vote of shareholders, except as otherwise required by law. As of December 31, 2025, the Company had no preferred stock, warrants, or options outstanding.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred (i) to the Company; (ii) to an accredited investor; (iii) as part of an offering registered with the U.S. Securities and Exchange Commission; or (iv) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Ownership

The following table sets out, as of December 31, 2025, the Company's voting securities that are beneficially owned by its executive officers, directors, and other persons holding more than 10% of the Company's voting securities.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Bill Smith	51,000,000 shares	60.60%
Common Stock	Ian Douglass	5,000,000 shares	5.94%
Common Stock	Jessica Vlaco	3,000,000 shares	3.56%
Common Stock	Robert Beatty	600,000 shares	0.71%
Common Stock	Dale Rasmussen	500,000 shares	0.59%

Valuation of Company's Securities

The Company has valued its securities based on an internal valuation of its assets, intellectual property, and planned operations. This valuation has been set by management of the Company and is not based on any third-party valuation appraisal. There is no established public market for the Company's securities, and one may never develop.

Financial Information

The Company's audited financial statements as of and for the years ended December 31, 2025 and 2024 are attached hereto as Exhibit A and should be reviewed in their entirety. The following information should be read together with those financial statements and the related notes

Operations

The following discussion relates to the Company's financial condition and results of operations and should be read in conjunction with our audited financial statements and the related notes attached as Exhibit A. The discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Executive Overview and Outlook

Firepoint Energy, Inc. was incorporated in the State of Wyoming on January 31, 2024. The Company is focused on the development of technologies and infrastructure to process waste coal, coal refuse, and related materials into valuable energy products and recoverable critical minerals. The Company's strategy is centered on transforming legacy environmental liabilities into commercially viable resource streams through thermal conversion and extraction processes. The Company is currently advancing development of its initial project site in Saltsburg, Pennsylvania, where it is focused on site preparation, permitting, and pilot operations, and is working with research institutions and governmental stakeholders to further validate and optimize processes for the recovery of rare earth elements and other critical materials. Firepoint's long-term strategy is to deploy modular processing facilities that can be scaled and replicated across multiple sites.

Results of Operations

The Company is an early-stage development company and has not yet commenced full commercial operations. For the year ended December 31, 2025, the Company generated net revenue of $18,422, compared to $0 for the year ended December 31, 2024. Revenue for 2025 consisted of sales of coal. Cost of sales for the year ended December 31, 2025 was $3,684, consisting of commissions paid relating to the sale of coal, resulting in a gross profit of $14,738.

Total operating expenses for the year ended December 31, 2025 were $1,587,827, compared to $203,458 for the year ended December 31, 2024. These expenses consisted of general and administrative expense of $1,496,213 (2024: $172,004), marketing expense of $57,182 (2024: $24,970), and research and development expense of $34,431 (2024: $6,484). General and administrative expense for 2025 included, among other items, contract labor, repairs and maintenance, legal, accounting, and professional fees, payroll, insurance, operating lease expense of $129,413, and depreciation and amortization of $71,597. The Company reported a net operating loss of $1,573,089 for the year ended December 31, 2025, compared to $203,458 for the prior year.

After interest expense of $108,762, other expense of $20,855, a loss on the change in fair value of the SAFE agreements of $9,151, and acquisition expense of $150,500 related to the acquisition of a controlling interest in XcelPlus International Inc., the Company recorded a loss before provision for income taxes of $1,862,357, and, with no provision for income taxes, a net loss of $1,862,357 for the year ended December 31, 2025, compared to a net loss of $204,270 for the year ended December 31, 2024. The net loss is primarily attributable to ongoing development activities, including site preparation, engineering, professional services, and the operational infrastructure necessary to advance the Company's business plan. The Company has recorded a full valuation allowance against its deferred tax assets and, as of December 31, 2025, had federal net operating loss carryforwards of approximately $2.1 million.

Liquidity and Capital Resources

As of December 31, 2025, the Company had cash and cash equivalents of $374,221 and total current assets of $411,762. Total current liabilities were $60,872, resulting in positive working capital of approximately $350,890. The Company's total assets were $2,323,751, which included property, plant, and equipment of $674,911 and operating lease right-of-use assets of $1,237,078. Total liabilities as of December 31, 2025 were $4,216,113, consisting primarily of convertible notes payable of $1,721,439, obligations under operating leases of $1,356,969, and convertible SAFE agreements of $1,053,947. Total stockholders' equity (deficit) as of December 31, 2025 was $(1,892,362), reflecting cumulative operating losses since inception.

Cash on hand at the end of each fiscal year was as follows:

2025 — $374,221
2024 — $60,454

The Company has financed its operations primarily through the issuance of convertible notes and SAFEs and expects to continue raising capital through private offerings, including Regulation D offerings and other financing arrangements, to fund ongoing development, operations, and future expansion. Subsequent to December 31, 2025, the Company raised approximately $1,903,009 through a Regulation D private offering.

Cash Flows

For the year ended December 31, 2025, net cash used in operating activities was $1,633,927, primarily driven by the Company's net loss and changes in working capital, compared to net cash used in operating activities of $60,996 for the year ended December 31, 2024. Net cash used in investing activities was $618,819 for the year ended December 31, 2025, related to the purchase of property, plant, and equipment ($618,819). Net cash provided by financing activities was $2,566,512 for the year ended December 31, 2025, consisting primarily of proceeds from convertible notes ($1,520,000) and SAFEs ($1,044,796), compared to net cash provided by financing activities of $121,450 for the year ended December 31, 2024. As a result, cash and cash equivalents increased by $313,767 during the year ended December 31, 2025, ending at $374,221. In addition, during 2025 the Company issued common stock with a value of $127,690 in exchange for property and equipment, a non-cash transaction.

Outstanding Indebtedness

As of December 31, 2025, the Company had convertible notes payable of $1,721,439 (consisting of principal of $1,634,750 and interest capitalized to principal of $86,689) and separately accrued interest of $22,886, for total convertible notes and accrued interest of $1,744,325. The outstanding notes consisted of a $39,750 note held by Mear Mean LLC and a $75,000 note held by Paul Stout, each maturing in 2027, and notes issued during 2025 in offerings conducted pursuant to Rule 506(b) ($613,250) and Rule 506(c) ($906,750) of Regulation D, each maturing in 2028. The convertible notes accrue interest at 12% per year, have maturities of 36 months, and are classified as non-current liabilities. The Company also had obligations under operating leases of $1,365,090 ($8,121 current and $1,356,969 long-term) and SAFE liabilities recorded at fair value of $1,053,947.

Going Concern

The Company has incurred losses since inception and has not yet generated significant revenue. The Company lacks significant working capital and has not yet commenced principal operations, and will incur significant additional costs before significant revenue is achieved. As a result, there is substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to raise additional capital and successfully execute its business plan. During the next twelve months, the Company intends to fund its operations with cash on hand as well as additional debt and equity fundraising. In March 2026, the Company engaged an investment firm to assist with short-term and long-term capital and debt raises. There are no assurances that management will be able to raise capital on terms acceptable to the Company. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Trends and Uncertainties

Management anticipates the continuation of development, permitting, and pilot activities at the Tunnelton site. The Company's timeline to commercialization at Tunnelton contemplates permitting completion and installation of the pilot wastewater treatment system in 2026, with the ordering and delivery of gasification, rare earth processing, and gas-to-liquids equipment occurring in 2027. The Company's results are sensitive to general business and economic conditions, commodity prices, the availability of capital, permitting timelines, and the performance of its technologies, any of which could cause actual results to differ materially from expectations.

Plan of Operations

Over the next 12 months, the Company intends to focus on advancing the development of its initial project site in Saltsburg, Pennsylvania. Key operational priorities include site preparation, engineering, permitting, and the advancement of pilot-scale operations to support the Company's waste coal processing and resource recovery initiatives. The Company will continue to engage with regulatory authorities at the state and federal levels to obtain and maintain all necessary permits and approvals; collaborate with research institutions and governmental stakeholders to validate and optimize recovery processes; pursue strategic partnerships to support technology development, mineral off-take, and future fuel production; and continue raising capital through private offerings conducted pursuant to applicable securities laws. While the Company does not currently generate significant revenue, its operational efforts over the next 12 months are focused on achieving the key development milestones necessary to support future commercial operations and revenue generation.

Financial Summary

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Selected financial information of the Company is summarized below and the audited financial statements are attached hereto as Exhibit A.

	Most Recent Fiscal Year-end (2025 Audited)	**Prior Fiscal Year-end (2024 Audited)**
Total Assets	$2,323,751	$60,454
Cash & Cash Equivalents	$374,221	$60,454
Accounts Receivable	$18,802	$0
Short-term Debt	$0	$0
Long-term Debt (Convertible Notes Payable)	$1,721,439	$114,750
Revenues / Sales	$18,422	$0
Cost of Goods Sold	$3,684	$0
Taxes Paid	$0	$0
Net Income (Loss)	($1,862,357)	($204,270)

Note: In addition to the convertible notes payable reflected above, the Company's long-term obligations as of December 31, 2025 include obligations under operating leases of $1,356,969 and convertible SAFE agreements recorded at a fair value of $1,053,947. See Exhibit A.

Transactions with Related Persons and Conflicts of Interest

Related Person Transactions

From time to time, the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; and any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has engaged in transactions with related parties, including members of management, members of its Board of Directors, significant stockholders, and entities controlled by or affiliated with such individuals. During 2024, the Company issued a $39,750 convertible promissory note to Mear Mean LLC, a shareholder, and during 2025, the Company issued a $50,000 convertible promissory note to GDI International Inc., a related party. Each note bears interest at 12% per annum, matures three years from the date of issuance, and includes conversion features pursuant to which the note may convert into equity securities of the Company upon the occurrence of certain events. Neither note had been converted as of December 31, 2025. As of December 31, 2025 and 2024, amounts due to related parties under these notes, including interest added to principal, were $103,451 and $39,750, respectively, and separately accrued interest due to related parties was $1,517 and $812, respectively. Interest expense attributable to the related-party notes was $14,407 and $812 for the years ended December 31, 2025 and 2024, respectively. During 2025, the Company also issued shares of common stock to Robert Beatty, a member of the Board of Directors, in exchange for equipment valued at $127,690.

In January and February 2025, the Company made payments under a share purchase agreement between the Company (as "Buyer") and Tech Associates, Inc. (the "Seller") to acquire 49,000,000 shares of Series A Preferred Restricted Stock and 9,500,000 shares of Series B Preferred Stock, giving the Company 99% voting rights and

therefore control of XcelPlus International Inc. (OTC Markets ticker: XLPI), for a total cash consideration of $150,500. The first payment of $50,000 was made on January 24, 2025, and the second and final payment of $100,500 was made on February 7, 2025. The total acquisition cost of $150,500 was expensed as an acquisition expense in the statement of operations for the year ended December 31, 2025.

Conflicts of Interest

Because certain related parties, including members of the Board of Directors, are also investors in and counterparties to financing transactions with the Company, these transactions have not been negotiated at arm’s length and are subject to potential conflicts of interest. Such conflicts could result in control persons of the Company advancing their own economic interests above those of the Company, which could adversely impact the value of the Company’s securities. Management believes that the terms of these transactions are reasonable under the circumstances.

Other Information

Ongoing Reporting Compliance

This is the Company's first annual report under Regulation Crowdfunding. Rule 202 of Regulation Crowdfunding (§ 227.202) required the Company to file this annual report for the fiscal year ended December 31, 2025 with the Commission, and to post it on the Company's website, no later than April 30, 2026, which was 120 days after the end of that fiscal year. The Company did not file or post this annual report by that date. The delay resulted from the additional time required to complete the audit of the Company's financial statements for the fiscal year ended December 31, 2025, which were available to be issued on September 24, 2026. With the filing of this Form C-AR, the Company believes it is current in its ongoing reporting obligations under Regulation Crowdfunding. The Company intends to file and post future annual reports within the time required by Rule 202.

Bad Actor Disclosure

Neither the Company nor any of its officers, directors, or managers is disqualified from relying on Regulation Crowdfunding, and the Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on October 5, 2026.

Firepoint Energy, Inc.

By: */s/ Bill Smith*
Bill Smith, Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Bill Smith	Chief Executive Officer & Director	October 5, 2026

Signature	Title	Date
/s/ Jessica Vlaco	Chief Financial Officer	October 5, 2026
/s/ Ian Douglass	Chief Communications Officer	October 5, 2026
/s/ Dale Rasmussen	Director	October 5, 2026
/s/ Robert Beatty	Director	October 5, 2026

Exhibit A

FIREPOINT ENERGY, INC.
FINANCIAL STATEMENTS
(AUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2025 AND 2024